EXHIBIT 13.2

Consolidated Income

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2009	2008	2009	2008

Revenues	2,253	2,137	6,760	6,287

Operating and Other Expenses/(Income)
Plant operating costs and other	879	750	2,544	2,181
Commodity purchases resold	371	324	1,100	1,053
Other income	(5)	(1)	(20)	(38)
Calpine bankruptcy settlements	-	-	-	(279)
Writedown of Broadwater LNG project costs	-	-	-	41
	1,245	1,073	3,624	2,958
	1,008	1,064	3,136	3,329

Depreciation and amortization	343	318	1,034	943
	665	746	2,102	2,386

Financial Charges/(Income)
Interest expense	228	217	793	632
Financial charges of joint ventures	17	18	47	51
Interest income and other	(41)	(16)	(97)	(47)
	204	219	743	636

Income before Income Taxes and Non-Controlling Interests	461	527	1,359	1,750

Income Taxes
Current	23	126	114	475
Future	78	-	196	23
	101	126	310	498
Non-Controlling Interests
Non-controlling interest in PipeLines LP	19	12	51	46
Non-controlling interest in Portland	(2)	-	3	43
	17	12	54	89
Net Income	343	389	995	1,163

Preferred Share Dividends	6	6	17	17
Net Income Applicable to Common Shares	337	383	978	1,146

See accompanying notes to the consolidated financial statements.

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Consolidated Cash Flows

	Three months ended September 30		Nine months ended September 30
(unaudited)(millions of dollars)	2009	2008	2009	2008

Cash Generated From Operations
Net income	343	389	995	1,163
Depreciation and amortization	343	318	1,034	943
Future income taxes	89	-	207	23
Non-controlling interests	17	12	54	89
Employee future benefits funding (in excess of)/ lower than expense	(22)	10	(79)	23
Writedown of Broadwater LNG project costs	-	-	-	41
Other	(11)	(27)	(6)	5
	759	702	2,205	2,287
(Increase)/decrease in operating working capital	(30)	128	366	24
Net cash provided by operations	729	830	2,571	2,311

Investing Activities
Capital expenditures	(1,557)	(806)	(3,943)	(1,899)
Acquisitions, net of cash acquired	(653)	(3,054)	(902)	(3,058)
Disposition of assets, net of current income taxes	-	21	-	21
Deferred amounts and other	(181)	60	(505)	171
Net cash used in investing activities	(2,391)	(3,779)	(5,350)	(4,765)

Financing Activities
Dividends on common and preferred shares	(266)	(214)	(734)	(604)
Advances (to)/from parent	(223)	(14)	834	(380)
Distributions paid to non-controlling interests	(19)	(18)	(59)	(93)
Notes payable issued/(repaid), net	77	(258)	(607)	832
Long-term debt issued, net of issue costs	207	2,085	3,267	2,197
Reduction of long-term debt	(9)	(15)	(509)	(788)
Long-term debt of joint ventures issued	93	123	201	157
Reduction of long-term debt of joint ventures	(52)	(44)	(108)	(101)
Common shares issued	1,550	1,309	1,676	1,434
Net cash provided by financing activities	1,358	2,954	3,961	2,654

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(63)	19	(97)	39

(Decrease)/Increase in Cash and Cash Equivalents	(367)	24	1,085	239

Cash and Cash Equivalents
Beginning of period	2,752	719	1,300	504

Cash and Cash Equivalents
End of period	2,385	743	2,385	743

Supplementary Cash Flow Information
Income taxes (refunded)/paid	(63)	105	50	414
Interest paid	297	177	834	656

See accompanying notes to the consolidated financial statements.

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Consolidated Balance Sheet

	September 30,	December 31,
(unaudited)(millions of dollars)	2009	2008

ASSETS
Current Assets
Cash and cash equivalents	2,385	1,300
Accounts receivable	834	1,280
Due from TransCanada Corporation	1,631	1,529
Inventories	491	489
Other	505	523
	5,846	5,121
Plant, Property and Equipment	32,289	29,189
Goodwill	3,855	4,397
Regulatory Assets	1,644	201
Other Assets	2,132	2,027
	45,766	40,935

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	1,324	1,702
Accounts payable	2,343	1,868
Due to TransCanada Corporation	2,757	1,821
Accrued interest	349	361
Current portion of long-term debt	678	786
Current portion of long-term debt of joint ventures	235	207
	7,686	6,745
Regulatory Liabilities	430	551
Deferred Amounts	723	1,168
Future Income Taxes	2,825	1,253
Long-Term Debt	16,730	15,368
Long-Term Debt of Joint Ventures	855	869
Junior Subordinated Notes	1,061	1,213
	30,310	27,167
Non-Controlling Interests
Non-controlling interest in PipeLines LP	561	721
Non-controlling interest in Portland	77	84
	638	805
Shareholders’ Equity	14,818	12,963
	45,766	40,935

See accompanying notes to the consolidated financial statements.

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Consolidated Comprehensive Income

	Three months ended September 30		Nine months ended September 30
(unaudited)(millions of dollars)	2009	2008	2009	2008

Net Income	343	389	995	1,163
Other Comprehensive (Loss)/Income, Net of Income Taxes
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(230)	107	(381)	146
Change in gains and losses on hedges of investments in foreign operations(2)	113	(79)	209	(103)
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	16	7	80	40
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	(1)	(6)	(6)	(24)
Other Comprehensive (Loss)/Income	(102)	29	(98)	59
Comprehensive Income	241	418	897	1,222

(1)	Net of income tax expense of $68 million and $68 million for the three and nine months ended September 30, 2009, respectively (2008 – recovery of $23 million and $43 million, respectively).
(2)	Net of income tax expense of $50 million and $102 million for the three and nine months ended September 30, 2009, respectively (2008 – recovery of $36 million and $50 million, respectively).
(3)	Net of income tax expense of $4 million and $20 million for the three and nine months ended September 30, 2009, respectively (2008 – $25 million recovery and $24 million expense, respectively).
(4)	Net of income tax expense of $4 million and $4 million for the three and nine months ended September 30, 2009, respectively (2008 – recovery of $9 million and $20 million, respectively).

See accompanying notes to the consolidated financial statements.

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Consolidated Accumulated Other Comprehensive Income

	Currency	Cash Flow
	Translation	Hedges and
(unaudited)(millions of dollars)	Adjustments	Other	Total

Balance at December 31, 2008	(379)	(93)	(472)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(381)	-	(381)
Change in gains and losses on hedges of investments in foreign operations(2)	209	-	209
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	-	80	80
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)(5)	-	(6)	(6)
Balance at September 30, 2009	(551)	(19)	(570)

Balance at December 31, 2007	(361)	(12)	(373)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	146	-	146
Change in gains and losses on hedges of investments in foreign operations(2)	(103)	-	(103)
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	-	40	40
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	-	(24)	(24)
Balance at September 30, 2008	(318)	4	(314)

(1)	Net of income tax expense of $68 million for the nine months ended September 30, 2009 (2008 - $43 million recovery).
(2)	Net of income tax expense of $102 million for the nine months ended September 30, 2009 (2008 - $50 million recovery).
(3)	Net of income tax expense of $20 million for the nine months ended September 30, 2009 (2008 - $24 million expense).
(4)	Net of income tax expense of $4 million for the nine months ended September 30, 2009 (2008 - $20 million recovery).
(5)
The amount of gains related to cash flow hedges reported in Accumulated Other Comprehensive Income that is expected to be reclassified to Net Income in the next 12 months is estimated to be $30 million ($25 million, net of tax). These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.

See accompanying notes to the consolidated financial statements.

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Consolidated Shareholders’ Equity

	Nine months ended September 30
(unaudited)(millions of dollars)	2009	2008

Preferred Shares	389	389

Common Shares
Balance at beginning of period	8,973	6,554
Proceeds from common shares issued	1,676	1,434
Balance at end of period	10,649	7,988

Contributed Surplus
Balance at beginning of period	284	281
Increased ownership in PipeLines LP (Note 8)	49	-
Issuance of stock options	4	3
Balance at end of period	337	284

Retained Earnings
Balance at beginning of period	3,789	3,202
Net income	995	1,163
Preferred share dividends	(17)	(17)
Common share dividends	(754)	(612)
Balance at end of period	4,013	3,736

Accumulated Other Comprehensive Income
Balance at beginning of period	(472)	(373)
Other comprehensive income	(98)	59
Balance at end of period	(570)	(314)

Total Shareholders’ Equity	14,818	12,083

See accompanying notes to the consolidated financial statements.

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Notes to Consolidated Financial Statements

(Unaudited)

1.	Significant Accounting Policies

The consolidated financial statements of TransCanada PipeLines Limited (TCPL or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in TCPL's annual audited Consolidated Financial Statements for the year ended December 31, 2008, except as described in Note 2. These Consolidated Financial Statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2008 audited Consolidated Financial Statements included in TCPL’s 2008 Annual Report. Unless otherwise indicated, “TCPL“ or “the Company“ includes TransCanada PipeLines Limited and its subsidiaries. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current year’s presentation.

In Pipelines, which consists primarily of the Company's investments in regulated pipelines and regulated natural gas storage facilities, annual revenues and net income fluctuate over the long term based on regulators' decisions and negotiated settlements with shippers. Generally, quarter-over-quarter revenues and net income during any particular fiscal year remain relatively stable with fluctuations resulting from adjustments being recorded due to regulatory decisions and negotiated settlements with shippers, seasonal fluctuations in short-term throughput volumes on U.S. pipelines, acquisitions and divestitures, and developments outside of the normal course of operations.

In Energy, which consists primarily of the Company’s investments in electrical power generation plants and non-regulated natural gas storage facilities, quarter-over-quarter revenues and net income are affected by seasonal weather conditions, customer demand, market prices, capacity payments, planned and unplanned plant outages, acquisitions and divestitures, certain fair value adjustments and developments outside of the normal course of operations.

In preparing these financial statements, TCPL is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses as the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates and assumptions. In the opinion of management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.

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2.	Changes in Accounting Policies

The Company’s accounting policies have not changed materially from those described in TCPL’s 2008 Annual Report except as follows:

2009 Accounting Changes

Rate-Regulated Operations
Effective January 1, 2009, the temporary exemption was withdrawn from the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1100 “Generally Accepted Accounting Principles”, which permitted the recognition and measurement of assets and liabilities arising from rate regulation. In addition, Section 3465 “Income Taxes” was amended to require the recognition of future income tax assets and liabilities for rate-regulated entities. The Company chose to adopt accounting policies consistent with the U.S. Financial Accounting Standards Board’s Financial Accounting Standard (FAS) 71 “Accounting for the Effects of Certain Types of Regulation”. As a result, TCPL retained its current method of accounting for its rate-regulated operations, except that TCPL is required to recognize future income tax assets and liabilities, instead of using the taxes payable method, and records an offsetting adjustment to regulatory assets and liabilities. As a result of adopting this accounting change, additional future income tax liabilities and a regulatory asset in the amount of $1.4 billion were recorded January 1, 2009 in each of Future Income Taxes and Regulatory Assets, respectively.

Adjustments to the 2009 financial statements have been made in accordance with the transitional provisions for Section 3465, which required a cumulative adjustment in the current period to Future Income Taxes and Regulatory Assets. Restatement of prior periods’ financial statements was not permitted under Section 3465.

Intangible Assets
Effective January 1, 2009, the Company adopted CICA Handbook Section 3064 “Goodwill and Intangible Assets”, which replaced Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 gives guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. In addition, Section 3450 “Research and Development Costs” was withdrawn from the CICA Handbook. Adopting this accounting change did not have a material effect on the Company’s financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
Effective January 1, 2009, the Company adopted the accounting provisions of Emerging Issues Committee (EIC) Abstract EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. Under EIC 173 an entity’s own credit risk and the credit risk of its counterparties is taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. Adopting this accounting change did not have a material effect on the Company’s financial statements.

Future Accounting Changes

International Financial Reporting Standards
The CICA’s Accounting Standards Board announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), effective January 1, 2011. The Company will prepare its financial statements under IFRS commencing January 1, 2011.

Under existing Canadian GAAP, TCPL follows specific accounting policies unique to a rate-regulated business. TCPL is actively monitoring developments regarding potential future guidance on the applicability of certain aspects of rate-regulated accounting under IFRS. Developments in this area could have a significant effect on the scope of the Company’s IFRS project and on TCPL’s financial results under IFRS. On July 23, 2009, the IASB issued an exposure draft “Rate-regulated Activities” and the Company is assessing the impact of this exposure draft on TCPL.

At the current stage of its IFRS project, TCPL cannot reasonably determine the full impact that adopting IFRS would have on its financial position and future results.

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Financial Instruments Disclosure
The CICA implemented revisions to Handbook Section 3862 “Financial Instruments – Disclosures” for fiscal years ending after September 30, 2009. These revisions are intended to align the disclosure requirements for financial instruments to the maximum extent possible with the disclosure required under IFRS. These revisions require additional disclosure based on a three level hierarchy that reflects the significance of inputs used in measuring fair value. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values of assets and liabilities included in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Fair values of assets and liabilities included in Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. These changes will be applied by TCPL effective December 31, 2009.

3.	Segmented Information

Effective January 1, 2009, TCPL revised its presentation of certain income and expense items in the Consolidated Statement of Income to better reflect the operating and financing structure of the Company. To conform with the new presentation, certain of the income and expense amounts pertaining to operations that were previously classified on the Consolidated Income Statement as Other Expenses/(Income) are now included in Operating and Other Expenses/(Income). Depreciation expense has been redefined as Depreciation and Amortization expense and includes amortization of $14 million and $43 million in the three and nine months ended September 30, 2009, respectively (2008 - $14 million and $43 million, respectively), for power purchase arrangements, which was previously included in Commodity Purchases Resold. Support services costs previously allocated to Pipelines and Energy of $25 million and $87 million in the three and nine months ended September 30, 2009, respectively (2008 - $24 million and $75 million, respectively), are now included in Corporate. In addition, amounts related to Interest Expense and Financial Charges of Joint Ventures, Interest Income and Other, Income Taxes and Non-Controlling Interests are no longer reported on a segmented basis. Segmented information has been retroactively reclassified to reflect these changes. These changes had no impact on reported consolidated Net Income Applicable to Common Shares.

Three months ended September 30	Pipelines		Energy		Corporate		Total
(unaudited)(millions of dollars)	2009	2008	2009	2008	2009	2008	2009	2008

Revenues	1,152	1,141	1,101	996	-	-	2,253	2,137
Plant operating costs and other	(427)	(421)	(424)	(306)	(28)	(23)	(879)	(750)
Commodity purchases resold	-	-	(371)	(324)	-	-	(371)	(324)
Other income/(expense)	5	3	-	(2)	-	-	5	1
	730	723	306	364	(28)	(23)	1,008	1,064
Depreciation and amortization	(255)	(254)	(88)	(64)	-	-	(343)	(318)
	475	469	218	300	(28)	(23)	665	746
Interest expense							(228)	(217)
Financial charges of joint ventures							(17)	(18)
Interest income and other							41	16
Income taxes							(101)	(126)
Non-controlling interests and preferred share dividends							(23)	(18)
Net Income Applicable to Common Shares							337	383

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Nine months ended September 30	Pipelines		Energy		Corporate		Total
(unaudited)(millions of dollars)	2009	2008	2009	2008	2009	2008	2009	2008

Revenues	3,558	3,417	3,202	2,870	-	-	6,760	6,287
Plant operating costs and other	(1,227)	(1,194)	(1,227)	(910)	(90)	(77)	(2,544)	(2,181)
Commodity purchases resold	-	-	(1,100)	(1,053)	-	-	(1,100)	(1,053)
Other income/(expense)	17	33	2	(1)	1	6	20	38
Calpine bankruptcy settlements	-	279	-	-	-	-	-	279
Writedown of Broadwater LNG project costs	-	-	-	(41)	-	-	-	(41)
	2,348	2,535	877	865	(89)	(71)	3,136	3,329
Depreciation and amortization	(773)	(765)	(261)	(178)	-	-	(1,034)	(943)
	1,575	1,770	616	687	(89)	(71)	2,102	2,386
Interest expense							(793)	(632)
Financial charges of joint ventures							(47)	(51)
Interest income and other							97	47
Income taxes							(310)	(498)
Non-controlling interests and preferred share dividends							(71)	(106)
Net Income Applicable to Common Shares							978	1,146

For the years ended December 31, 2008 and 2007, segmented information has been retroactively reclassified to reflect all changes.

For the year ended December 31	Pipelines		Energy		Corporate		Total
(unaudited)(millions of dollars)	2008	2007	2008	2007	2008	2007	2008	2007

Revenues	4,650	4,712	3,969	4,116	-	-	8,619	8,828
Plant operating costs and other	(1,645)	(1,590)	(1,307)	(1,336)	(110)	(104)	(3,062)	(3,030)
Commodity purchases resold	-	(72)	(1,453)	(1,829)	-	-	(1,453)	(1,901)
Calpine bankruptcy settlements	279	-	-	16	-	-	279	16
Writedown of Broadwater LNG project costs	-	-	(41)	-	-	-	(41)	-
Other income	31	27	1	3	6	2	38	32
	3,315	3,077	1,169	970	(104)	(102)	4,380	3,945
Depreciation and amortization	(989)	(1,021)	(258)	(216)	-	-	(1,247)	(1,237)
	2,326	2,056	911	754	(104)	(102)	3,133	2,708
Interest expense							(962)	(961)
Financial charges of joint ventures							(72)	(75)
Interest income and other							42	118
Income taxes							(591)	(483)
Non-controlling interests and preferred share dividends							(130)	(97)
Net Income Applicable to Common Shares							1,420	1,210

Total Assets

(unaudited)(millions of dollars)	September 30, 2009	December 31, 2008

Pipelines	28,895	25,020
Energy	12,078	12,006
Corporate	4,793	3,909
	45,766	40,935

THIRD QUARTER REPORT 2009
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4.	Long-Term Debt

On October 20, 2009, the Company retired $250 million of 10.625 per cent debentures.

In April 2009, TCPL filed a $2.0 billion Canadian Medium-Term Notes shelf prospectus to replace a March 2007 $1.5 billion Canadian Medium-Term Notes shelf prospectus, which expired in April 2009. No amounts have been issued under this shelf prospectus.

In February 2009, TCPL issued Medium-Term Notes of $300 million and $400 million maturing in February 2014 and February 2039, respectively, and bearing interest at 5.05 per cent and 8.05 per cent, respectively. These notes were issued under the $1.5 billion debt shelf prospectus filed in March 2007.

In January 2009, TCPL issued Senior Unsecured Notes of US$750 million and US$1.25 billion maturing in January 2019 and January 2039, respectively, and bearing interest at 7.125 per cent and 7.625 per cent, respectively. These notes were issued under a US$3.0 billion debt shelf prospectus filed in January 2009, which has remaining capacity of US$1.0 billion.

In the three and nine months ended September 30, 2009, the Company capitalized interest related to capital projects of $113 million and $230 million, respectively (2008 - $38 million and $97 million, respectively).

5.	Share Capital

In the three and nine months ended September 30, 2009, TCPL issued 47.6 million and 51.5 million common shares, respectively (2008 – 32.7 million and 36.1 million common shares, respectively), to TransCanada Corporation (TransCanada) for proceeds of $1.6 billion and $1.7 billion, respectively (2008 - $1.3 billion and $1.4 billion, respectively).

6.	Financial Instruments and Risk Management

TCPL continues to manage and monitor its exposure to market, counterparty credit and liquidity risk.

Counterparty Credit and Liquidity Risk

TCPL’s maximum counterparty credit exposure with respect to financial instruments at the balance sheet date, without taking into account security held, consisted primarily of the carrying amount, which approximates fair value, of non-derivative financial assets, such as accounts receivable, as well as the fair value of derivative assets. Letters of credit and cash are the primary types of security provided to support these amounts. The Company does not have significant concentrations of counterparty credit risk with any individual counterparties and the majority of counterparty credit exposure is with counterparties who are investment grade. At September 30, 2009, there were no significant amounts past due or impaired.

As a level of uncertainty in the global financial markets remains, TCPL continues to closely monitor and reassess the creditworthiness of its counterparties. This has resulted in TCPL reducing or mitigating its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. As part of its ongoing operations, TCPL must balance its market and counterparty credit risks when making business decisions.

THIRD QUARTER REPORT 2009
TCPL [43

The Company continues to manage its liquidity risk by ensuring sufficient cash and credit facilities are available to meet its operating and capital expenditure obligations when due, under both normal and stressed economic conditions.

VaR Analysis

TCPL uses a Value-at-Risk (VaR) methodology to estimate the potential impact from its exposure to market risk on its open liquid positions. VaR represents the potential change in pre-tax earnings over a given holding period. It is calculated assuming a 95 per cent confidence level that the daily change resulting from normal market fluctuations in its open positions will not exceed the reported VaR. Although losses are not expected to exceed the statistically estimated VaR on 95 per cent of occasions, losses on the other five per cent of occasions could be substantially greater than the estimated VaR. TCPL’s consolidated VaR was $14 million at September 30, 2009 (December 31, 2008 – $23 million). The decrease from December 31, 2008 was primarily due to decreased prices and lower open positions in the U.S. Power portfolio.

Natural Gas Inventory

At September 30, 2009, the fair value of proprietary natural gas inventory held in storage, as measured using a weighted average of forward prices for the following four months less selling costs, was $73 million (December 31, 2008 - $76 million).

The change in fair value of proprietary natural gas inventory in storage in the three and nine months ended September 30, 2009 resulted in a net pre-tax unrealized gain of $16 million and a net pre-tax unrealized loss of $13 million, respectively (2008 – unrealized losses of $108 million and $6 million, respectively), which were recorded to Revenues and Inventories. The net change in fair value of natural gas forward purchase and sales contracts in the three and nine months ended September 30, 2009 resulted in a net pre-tax unrealized loss of $2 million and a net pre-tax unrealized gain of $7 million, respectively (2008 - unrealized gain of $106 million and unrealized loss of $1 million), which were included in Revenues.

Net Investment in Self-Sustaining Foreign Operations

The Company hedges its net investment in self-sustaining foreign operations with U.S. dollar-denominated debt, cross-currency swaps and foreign exchange forward contracts and options. At September 30, 2009, the Company had designated as a net investment hedge U.S. dollar-denominated debt with a carrying value of $8.1 billion (US$7.6 billion) and a fair value of $9.2 billion (US$8.6 billion). At September 30, 2009, Other Assets included $51 million for the fair value of derivatives used to hedge the Company’s net U.S. dollar investment in foreign operations.

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Information for the derivatives used to hedge the Company’s net investment in its self-sustaining foreign operations is as follows:

Derivatives Hedging Net Investment in Self-Sustaining Foreign Operations

	September 30, 2009		December 31, 2008
Asset/(Liability) (unaudited) (millions of dollars)	Fair Value(1)	Notional or Principal Amount	Fair Value(1)	Notional or Principal Amount

U.S. dollar cross-currency swaps
(maturing 2009 to 2014)(2)	40	U.S. 1,650	(218)	U.S. 1,650
U.S. dollar forward foreign exchange contracts
(maturing 2009 to 2010)(2)	7	U.S. 635	(42)	U.S. 2,152
U.S. dollar options
(maturing 2009)(2)	4	U.S. 400	6	U.S. 300

	51	U.S. 2,685	(254)	U.S. 4,102

(1)	Fair values equal carrying values.
(2)	As at September 30, 2009.

Non-Derivative Financial Instruments Summary

The carrying and fair values of non-derivative financial instruments were as follows:

	September 30, 2009		December 31, 2008
(unaudited) (millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets(1)
Cash and cash equivalents	2,385	2,385	1,300	1,300
Accounts receivable and other assets(2)(3)	983	983	1,404	1,404
Due from TransCanada Corporation	1,631	1,631	1,529	1,529
Available-for-sale assets(2)	23	23	27	27
	5,022	5,022	4,260	4,260

Financial Liabilities(1)(3)
Notes payable	1,324	1,324	1,702	1,702
Accounts payable and deferred amounts(4)	1,590	1,590	1,364	1,364
Due to TransCanada Corporation	2,757	2,757	1,821	1,821
Accrued interest	349	349	361	361
Long-term debt and junior subordinated notes	18,469	21,388	17,367	16,152
Long-term debt of joint ventures	1,090	1,149	1,076	1,052
	25,579	28,557	23,691	22,452

(1)	Consolidated Net Income Applicable to Common Shares in 2009 and 2008 included unrealized gains or losses of nil for the fair value adjustments to each of these financial instruments.
(2)
At September 30, 2009, the Consolidated Balance Sheet included financial assets of $834 million (December 31, 2008 – $1,257 million) in Accounts Receivable and $172 million (December 31, 2008 - $174 million) in Other Assets.

(3)	Recorded at amortized cost.
(4)
At September 30, 2009, the Consolidated Balance Sheet included financial liabilities of $1,588 million (December 31, 2008 – $1,342 million) in Accounts Payable and $2 million (December 31, 2008 - $22 million) in Deferred Amounts.

THIRD QUARTER REPORT 2009
TCPL [45

Derivative Financial Instruments Summary

Information for the Company’s derivative financial instruments, excluding hedges of the Company’s net investment in self-sustaining foreign operations, is as follows:

September 30, 2009
(unaudited) (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Oil Products	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading(1)
Fair Values(2)
Assets	$126	$129	$4	$4	$35
Liabilities	$(71)	$(134)	$(3)	$(64)	$(81)
Notional Values
Volumes(3)
Purchases	9,876	204	180	-	-
Sales	9,718	171	228	-	-
Canadian dollars	-	-	-	-	699
U.S. dollars	-	-	-	U.S. 426	U.S. 1,425
Cross-currency	-	-	-	227/U.S. 157	-

Net unrealized (losses)/gains in the period(4)
Three months ended September 30, 2009	$(8)	$21	$(1)	$2	$(7)
Nine months ended September 30, 2009	$11	$(4)	$1	$4	$20

Net realized gains/(losses) in the period(4)
Three months ended September 30, 2009	$23	$(43)	$1	$11	$(5)
Nine months ended September 30, 2009	$53	$(56)	-	$28	$(14)

Maturity dates	2009-2014	2009-2014	2009-2010	2009-2012	2009-2018

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(2)
Assets	$229	$2	-	-	$6
Liabilities	$(154)	$(15)	-	$(36)	$(67)
Notional Values
Volumes(3)
Purchases	13,597	24	-	-	-
Sales	14,806	-	-	-	-
U.S. dollars	-	-	-	-	U. S. 1,825
Cross-currency	-	-	-	136/U.S. 100	-

Net realized gains/(losses) in the period(4)
Three months ended September 30, 2009	$30	$(8)	-	-	$(10)
Nine months ended September 30, 2009	$108	$(28)	-	-	$(27)

Maturity dates	2009-2015	2009-2012	n/a	2009- 2013	2010-2020

(1)
All derivative financial instruments in the held-for-trading classification have been entered into for risk management purposes and are subject to the Company’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

(2)	Fair values equal carrying values.
(3)	Volumes for power, natural gas and oil products derivatives are in GWh, Bcf and thousands of barrels, respectively.
(4)
Realized and unrealized gains and losses on power, natural gas and oil products derivative financial instruments held for trading are included in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in hedging relationships are initially recognized in Other Comprehensive Income, and are reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $6 million and a notional amount of US$150 million. Net realized gains on fair value hedges for the three and nine months ended September 30, 2009 were $1 million and $3 million, respectively, and were included in Interest Expense. In third quarter 2009, the Company did not record any amounts in Net Income Applicable to Common Shares related to ineffectiveness for fair value hedges.

(6)
Net Income Applicable to Common Shares for the three and nine months ended September 30, 2009 included gains of $1 million and $2 million, respectively, for the changes in fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. There were no gains or losses included in Net Income  Applicable to Common Shares for the three and nine months ended September 30, 2009 for discontinued cash flow hedges. No amounts have been excluded from the assessment of hedge effectiveness.

THIRD QUARTER REPORT 2009
TCPL [46

2008
(unaudited) (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Oil Products	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading
Fair Values(1)(4)
Assets	$132	$144	$10	$41	$57
Liabilities	$(82)	$(150)	$(10)	$(55)	$(117)
Notional Values(4)
Volumes(2)
Purchases	4,035	172	410	-	-
Sales	5,491	162	252	-	-
Canadian dollars	-	-	-	-	1,016
U.S. dollars	-	-	-	U.S. 479	U.S. 1,575
Japanese yen (in billions)	-	-	-	JPY 4.3	-
Cross-currency	-	-	-	227/ U.S. 157	-

Net unrealized gains/(losses) in the period(3)
Three months ended September 30, 2008	$5	$(1)	-	-	$5
Nine months ended September 30, 2008	-	$(12)	-	$(7)	$3

Net realized gains/(losses) in the period(3)
Three months ended September 30, 2008	$12	$(11)	-	$2	$2
Nine months ended September 30, 2008	$21	$(6)	-	$12	$12

Maturity dates(4)	2009-2014	2009-2011	2009	2009-2012	2009-2018

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(1)(4)
Assets	$115	-	-	$2	$8
Liabilities	$(160)	$(18)	-	$(24)	$(122)
Notional Values(4)
Volumes(2)
Purchases	8,926	9	-	-	-
Sales	13,113	-	-	-	-
Canadian dollars	-	-	-	-	50
U.S. dollars	-	-	-	U.S. 15	U.S. 1,475
Cross-currency	-	-	-	136/ U.S. 100	-

Net realized gains/(losses) in the period(3)
Three months ended September 30, 2008	$14	$(1)	-	-	$(2)
Nine months ended September 30, 2008	$(24)	$18	-	-	$(4)

Maturity dates(4)	2009-2014	2009-2011	n/a	2009-2013	2009-2019

(1)	Fair values equal carrying values.
(2)	Volumes for power, natural gas and oil products derivatives are in GWh, Bcf and thousands of barrels, respectively.
(3)
Realized and unrealized gains and losses on power, natural gas and oil products derivative financial instruments held for trading are included in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in hedging relationships are initially recognized in Other Comprehensive Income, and are reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(4)	As at December 31, 2008.
(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $8 million and notional amounts of $50 million and US$50 million at December 31, 2008. Net realized gains on fair value hedges for the three and nine months ended September 30, 2008 were $1 million and $1 million, respectively, and were included in Interest Expense. In third quarter 2008, the Company did not record any amounts in Net Income Applicable to Common Shares related to ineffectiveness for fair value hedges.

(6)
Net Income Applicable to Common Shares for the three and nine months ended September 30, 2008 included gains of $7 million and $4 million, respectively, for the changes in fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. There were no gains or losses included in Net Income Applicable to Common Shares for the three and nine months ended September 30, 2008 for discontinued cash flow hedges. No amounts have been excluded from the assessment of hedge effectiveness.

THIRD QUARTER REPORT 2009
TCPL [47

Balance Sheet Presentation of Derivative Financial Instruments

The fair value of the derivative financial instruments in the Company’s Balance Sheet was as follows:

(unaudited)
(millions of dollars)	September 30, 2009	December 31, 2008

Current
Other current assets	370	318
Accounts payable	(359)	(298)

Long-term
Other assets	216	191
Deferred amounts	(266)	(694)

7.	Employee Future Benefits

The net benefit plan expense for the Company’s defined benefit pension plans and other post-employment benefit plans is as follows:

Three months ended September 30	Pension Benefit Plans		Other Benefit Plans
(unaudited)(millions of dollars)	2009	2008	2009	2008

Current service cost	11	13	-	-
Interest cost	22	20	2	2
Expected return on plan assets	(24)	(23)	-	-
Amortization of net actuarial loss	2	4	1	1
Amortization of past service costs	1	1	-	-
Net benefit cost recognized	12	15	3	3

Nine months ended September 30	Pension Benefit Plans		Other Benefit Plans
(unaudited)(millions of dollars)	2009	2008	2009	2008

Current service cost	34	38	1	1
Interest cost	67	59	6	6
Expected return on plan assets	(75)	(69)	(1)	(1)
Amortization of transitional obligation related to regulated business	-	-	1	1
Amortization of net actuarial loss	4	13	2	2
Amortization of past service costs	3	3	-	-
Net benefit cost recognized	33	44	9	9

THIRD QUARTER REPORT 2009
TCPL [48

8.	Acquisitions and Dispositions

On August 14, 2009, TCPL purchased ConocoPhillips’ remaining 20 per cent ownership interest in Keystone for US$553 million plus the assumption of US$197 million of short-term indebtedness. The acquisition increased TCPL’s ownership interest in Keystone to 100 per cent. The purchase price reflects ConocoPhillips’ capital contributions to date and includes an allowance for funds used during construction. TCPL began fully consolidating Keystone in the Pipelines segment upon acquisition.

On July 1, 2009, TCPL sold the North Baja pipeline to PipeLines LP. As part of the transaction, TCPL agreed to amend its incentive distribution rights with PipeLines LP. TCPL received aggregate consideration totalling approximately US$395 million from PipeLines LP, including US$200 million in cash and 6,371,680 common units of PipeLines LP. PipeLines LP utilized US$170 million of its US$250 million committed and available bank facility to fund this transaction. TCPL’s ownership in PipeLines LP increased to 42.6 per cent as a result of this transaction. TCPL’s increased ownership in PipeLines LP resulted in a decrease in Non-Controlling Interests and an increase in Contributed Surplus.

9.	Commitments, Guarantees and Contingencies

Commitments

On August 14, 2009, the Company acquired ConocoPhillips’ remaining interest in Keystone. As a result, TCPL assumed responsibility for ConocoPhillips’ share of the capital investment required to complete the project, which is expected to result in an incremental commitment of US$1.7 billion through the end of 2012.

Guarantees

As a result of the acquisition of the remaining interest in Keystone, the Company’s potential exposure to guarantees of jointly owned entities was reduced by an estimated $305 million to $678 million since December 31, 2008.

Contingencies

Amounts received under the Bruce B floor price mechanism in any year are subject to repayment if spot prices in the remainder of that year increase above the floor price. With respect to 2009, TCPL currently expects spot prices to be less than the floor price for the remainder of the year, therefore, no amounts recorded in revenue in the first nine months of 2009 are expected to be repaid.

THIRD QUARTER REPORT 2009
TCPL [49

10.	Subsequent Events

Subsequent events have been assessed up to November 3, 2009, which is the date the financial statements were available for issuance.

11.	Related Party Transactions

The following amounts are included in Due from TransCanada Corporation:

		2009		2008
(millions of dollars)	Maturity Dates	Outstanding September 30	Interest Rate	Outstanding December 31	Interest Rate

Discount Notes	2009	1,611	0.6%	1,529	2.1%
Promissory Notes		20		-
		1,631		1,529

The following amounts are included in Due to TransCanada Corporation:

		2009		2008
(millions of dollars)	Maturity Dates	Outstanding September 30	Interest Rate	Outstanding December 31	Interest Rate
Credit Facility	2009	1,708	1.3%	1,621	5.3%
Credit Facility(1)		1,049	2.3%	200	4.8%
		2,757		1,821

(1)	This facility was increased to $1.5 billion from $500 million in June 2009.

TCPL welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at (800) 361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Myles Dougan/Terry Hook at (403) 920 7911. The investor fax line is (403) 920-2457. Media Relations: Terry Cunha/Cecily Dobson
(403) 920-7859 or (800) 608-7859.

Visit the TCPL website at: http://www.transcanada.com.